EXHIBIT 12.1

Axon Enterprise, Inc.
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Year Ended December 31,					Three Months Ended March 31,
	2013	2014	2015	2016	2017	2018
Earnings:
Income before provision for income taxes	$28,034	32,311	35,361	31,497	15,761	14,846
Add: fixed charges	299	304	341	606	1,151	304
Total earnings	$28,333	$32,615	$35,702	$32,103	$16,912	$15,150

Fixed charges:
Interest expensed	16	12	10	13	186	20
Estimated interest component of rental expense	283	292	331	593	965	284
Total fixed charges	$299	$304	$341	$606	$1,151	$304
Ratio of earnings to fixed charges	$94.76	$107.29	$104.70	$52.98	$14.69	$49.84